EXHIBIT 99.(a)(4)

Shareholder Q & A

     The Wegener Board of Directors has rejected Radyne’s unsolicited hostile tender offer.

RADYNE’S OFFER IS GROSSLY INADEQUATE
AND UNFAIR TO STOCKHOLDERS

DO NOT TENDER YOUR SHARES

-	Radyne’s unsolicited hostile offer of $1.55 per share significantly undervalues Wegener’s prospects;

-	Wegener’s Board based its decision, in part, on a written opinion from Morgan Keegan & Company, financial advisors to Wegener’s non-management, independent board committee, that this offer is inadequate;

-	Radyne’s unsolicited hostile offer eliminates your ability to share in Wegener’s upside potential represented by a new line of products with significant commercial potential just reaching the market; and,

-	Radyne is using coercive tactics and making false and misleading statements to influence your decision.

If you have questions, please call:

-	Wegener’s CFO, Troy Woodbury at 770-814-4015, or
-	Wegener’s information agent,
	Innisfree M&A Incorporated	Find out more about
	toll-free: 888-750-5834 or	WEGENER’s new line of
	collect 212-750-5833	products

Frequently Asked Questions (link to q’s below)

Frequently Asked Questions

1.	What is the unsolicited hostile tender offer by Radyne?

2.	What does the Wegener Board think of Radyne’s offer and what recommendation is the Board making to stockholders?

3.	Radyne claims that its $1.55 per share offer represents a healthy premium to recent trading prices. Why does the Wegener Board believe the offer is inadequate?

4.	What other support does the Board have for the proposition that $1.55 per share undervalues the Company?

5.	How can I learn more about the background of the offer and the analysis that the Board relied upon to reach the recommendation that I not tender my shares?

6.	What am I supposed to do when I receive information from Radyne?

7.	Can Radyne complete the tender offer?

8.	Can Radyne’s offer cause an illiquid market in Wegener’s stock? How does the Wegener Board respond to Radyne’s claim that if they purchase a significant number of shares that there may not be enough remaining stockholders to make a public market?

9.	What is a stockholder rights agreement and why did Wegener adopt it?

10.	What coercive tactics are Radyne using?

11.	Can you tell me more about Wegener’s new line of products and their commercial potential? What value am I potentially giving away by tendering my shares?

12.	Can you tell me more about Wegener’s market opportunity?

Do Not Tender Your Shares

1.	What is the unsolicited hostile tender offer by Radyne?

Radyne wants to acquire Wegener, but the Wegener Board of Directors does not believe it is in the best interests of the Company or its stockholders to sell the Company at the present time. So Radyne is attempting to “go around” the Wegener Board and is asking Wegener stockholders to “tender” (sell) their shares directly to Radyne for $1.55 per share.

2.	What does the Wegener Board think of Radyne’s offer and what recommendation is the Board making to stockholders?

The Wegener Board, after a great deal of discussion and analysis, believes that the price offered by Radyne is a grossly inadequate and unfair price for Wegener stockholders and strongly recommends that Wegener stockholders hold their shares and not tender them to Radyne. The Wegener Board believes that Radyne recognizes the great potential of our Company and thinks it can “buy us cheap” while our stock price is low.

3.	Radyne claims that its $1.55 per share offer represents a healthy premium to recent trading prices. Why does the Wegener Board believe the offer is inadequate?

The Wegener Board believes that many factors go into a determination as to whether to sell, not just a comparison to recent trading prices. The Wegener Board believes that the recent price of Wegener stock does not reflect the true value of the Company for the following reasons, among others:

-	We believe recent Wegener stock prices do not reflect the value of a very important new line of products from Wegener that is just beginning to reach the marketplace. Management expects these new products to have a significant positive impact on Wegener’s revenues and earnings going forward; and.

-	We believe our stock price has been negatively affected by the general downturn in the economy, the stock market and our industry in particular. In fact, Radyne’s stock, which traded as high as $35 per share in 2000, has traded as low as $1.25 per share in the last year.

For these reasons, the Board believes the recent prices for Wegener stock do not reflect the true value of the Company. The Board believes Radyne is trying to take advantage of the recent Wegener stock price by offering a price that appears to offer a fair premium, but which actually significantly undervalues the Company.

4.	What other support does the Board have for the proposition that $1.55 per share undervalues the Company?

As soon as the Radyne tender offer was announced, the Board appointed a special committee of non-management, independent directors and authorized that independent committee to fully evaluate the offer. The independent committee hired its own financial advisor and legal counsel. The financial advisor, Morgan Keegan & Company, Inc., performed a series of detailed financial analyses and concluded, in a written opinion to the independent committee, that the $1.55 per share offer price is inadequate from a financial point of view. Based on that financial opinion, and combined with the independent directors’ understanding of the Company’s new product line just coming out, the independent committee reported to the full Wegener Board that it believes the offer is grossly inadequate and unfair to Wegener stockholders. The full Wegener Board adopted the views of the independent committee and has recommended that Wegener stockholders reject the Radyne offer and not tender their shares.

5.	How can I learn more about the background of the offer and the analysis that the Board relied upon to reach the recommendation that I not tender my shares?

Wegener has filed with the SEC and mailed to you a Schedule 14D-9 Solicitation/Recommendation Statement that sets out all of this information in great detail and attaches a copy of Morgan Keegan’s opinion that the offer price is inadequate. You may also read it by clicking here.

Wegener’s Board of Directors urges you to read the 14D-9 in its entirety; in short, in reaching its determination and recommendation to reject Radyne’s offer, Wegener’s Board relied on:

-	The unanimous recommendation of Wegener’s committee of non-management, independent Board members formed specifically to evaluate the offer.

-	The opinion of Morgan Keegan, financial advisor to Wegener’s independent Board committee, that Radyne’s offer was inadequate from a financial point of view

-	Its belief that the offer significantly undervalues the Company and does not reflect the current or long-term value inherent in the Company

6.	What should I do when I receive information from Radyne?

Nothing. Do not tender your shares.

Wegener’s Board has determined that the Radyne offer is grossly inadequate and unfair and that it is in the best interests of our stockholders for Wegener to remain independent. You will be receiving a mailing from us that outlines our reasons for this decision in a Schedule 14D-9 Solicitation/Recommendation Statement that we filed with the SEC on May 6, 2003. You can also read it by clicking here.

You will also be receiving a mailing from Radyne ComStream Inc. It will include their official “Offer to Purchase” in which they make their argument for tendering your shares. They will also send you a “Letter of Transmittal” which you would use to tender your shares. When you receive this mailing, the Wegener Board of Directors recommends that you read it and reject Radyne’s hostile offer and do not tender your shares – which means, you do not have to take any action – you don’t need to send anything back to their information agent or call your broker.

7.	Can Radyne complete the tender offer?

Wegener has adopted a stockholder rights agreement which we believe would make it prohibitively expensive for Radyne to complete the tender offer without the prior approval of our Board. As a result, we believe that as long as the stockholder rights agreement is in place, it is highly unlikely that Radyne will consummate the purchase of any shares in the tender offer.

8.	Can Radyne’s offer cause an illiquid market in Wegener’s stock? How does the Wegener Board respond to Radyne’s claim that if they purchase a significant number of shares that there may not be enough remaining stockholders to make a public market?

We expect the trading market for our shares to remain intact. Wegener has adopted a stockholder rights agreement which we believe would make it prohibitively expensive for Radyne to complete the tender offer without the prior approval of our Board. As a result, we believe that as long as the stockholder rights agreement is in place, it is highly unlikely that Radyne will consummate the purchase of any shares in the tender offer.

9.	What is a Stockholder Rights Agreement and why did Wegener adopt it?

Wegener’s Board of Directors adopted a stockholder rights agreement in order to help preserve for Wegener stockholders the long-term value of the Company. The device is designed to protect the Company from an attempt to obtain control of the Company that the Board believes is not in the best interests of the Company’s stockholders. The Agreement provides protection by causing an unacceptable level of dilution to an acquiring party if it acquires over 15% of the Company’s common stock without the Board’s prior approval.

10.	What coercive tactics are Radyne using?

Radyne’s tactics are hostile toward Wegener. They commenced an unsolicited hostile tender offer before Wegener’s Board had a chance to respond to Radyne’s initial indication of interest. In addition, Radyne has filed various lawsuits to stop Wegener from taking measures – which are legally permitted by Delaware law – to protect its shareholders. Please see page 3 of the Company’s 14D-9.

Radyne and its CEO have made false and misleading statements to the public regarding Wegener. These statements are intended to facilitate Radyne’s attempt to acquire Wegener at a price favorable to Radyne, but unfair to Wegener stockholders.

11.	Can you tell me more about Wegener’s new line of products and their commercial potential? What value am I potentially giving away by tendering my shares?

Wegener’s new line of products has significant commercial potential and Radyne’s offer does not fully value that potential.

We believe that Radyne’s offer does not account for the commercial potential of our new iPUMP®, MediaPlan® and COMPEL® family of products. The first of our iPUMP® family of products will begin shipping in the late summer or early fall of 2003 for current orders, and therefore the Company believes that its stockholders have yet to realize the value of its intensive research and development effort that took place over the last three years.

We believe that accepting Radyne’s offer would eliminate the ability of Wegener stockholders to participate in the future profits and value arising from the Company’s prospects and execution of its business plan, particularly with regard to its new iPUMP®, MediaPlan® and COMPEL® family of products, and products it has begun shipping into the high-definition television (“HDTV”) market. In connection with the new products, the following factors were considered:

—	The Company believes it is at an important point in its business cycle with the introduction of iPUMP®, MediaPlan® and COMPEL®, which management believes is a revolutionary product family that leverages the Company’s existing technology to allow it to enter new markets and expand within its installed base of hundreds of networks.

—	Wegener and the holders of its Common Stock are on the cusp of realizing the benefits of the significant marketing and research and development investment Wegener has made during the past few years under its current business plan. Consequently, the Board believes the Radyne Offer is inconsistent with the Board’s objectives of enhancing stockholder value and that Wegener, by continuing to execute its business plan, can better enhance stockholder value.

—	The Wegener Board believes that stockholders will derive significantly more benefit, as compared to the Radyne Offer, by permitting the execution of the Company’s current business plan, which management expects to result in significantly improved revenues and earnings as a result of new products.

—	Management believes there are no direct competitors to its iPUMP® family of products in the market which provide an end-to-end solution offered by a single source. The market for the iPUMP® family is very large, and the Company would only need to capture a relatively small portion of it to reap substantial benefits.

12.	Can you tell me more about Wegener’s market opportunity?

Serving the Largest Networks and Broadcasters. Wegener is an innovative company that develops proprietary as well as standards-based digital video, audio and data technology. Wegener’s technology serves some of the largest broadcasters in the industry, including Fox, NBC, ABC, MSNBC, Turner, ESPN and The Weather Channel, as well as some of the largest private networks in the world, including GE Medical Networks, Muzak LLC, Roberts Communications, Inc. and Autotote Systems, Inc., and Swedish companies ATG and TERACOM. Wegener’s technology also serves the burgeoning high-definition television (“HDTV”) market. For example, HDNet, a leader in high-definition broadcasting, recently selected Wegener’s products for delivery of its all high-definition sports, entertainment and news networks.

Broad Line of Solutions. Wegener’s solutions make customized regional and national broadcasting a reality. Wegener has developed state-of-the-art technology to store digital video broadcasts, mix them with other digital information and allow them to be replayed at any time. Wegener’s family of products include the new iPUMP® Media Server, the MediaPlan® content management system, the COMPEL® Network Control System and UNITY® broadcast transmission products, which enables broadcasters, cable operators, and service providers of all sizes meet the challenge of cost-effectively implementing digital solutions that can grow from the delivery of basic broadcast to advanced services.

Meeting Market Demand. Wegener believes that it provides the only complete, end-to-end solution available today for managing the creation, distribution, storage and consumption of all forms of electronic media, including digital video, audio and data. Wegener’s iPUMP®, MediaPlan® and COMPEL® family of products give networks the ability to manage and distribute video combined with other content, such as Internet applications, which are technically superior and cost-effective. Management believes Wegener provides the only solution with this depth of functionality available from a single source.

The demand for digital products is being driven by the high cost of satellite capacity and end-user demand for more targeted programming. Wegener’s products were developed to meet these demands as the adoption of digital video broadcasting grows and enables broader technology applications, which allow networks to customize programming for end users. The markets Wegener serves include cable and broadcast television, radio networks, business television, distance education, business music and satellite paging.

•	Private Network Opportunity. The iPUMP® Media Server is the first of Wegener’s family of new products to address the growing needs of private networks. The iPUMP® family of products enables next-generation private networks to mix data with video to allow schools, companies and retailers, among others, to give their students, employees and customers, respectively, true multimedia functionality. The digital nature of the content permits searching, ordering and managing content in order to make customized programming available to a particular user or group of users, allowing them to stop, repeat and take their time viewing or learning the information.

•	HDTV and Cable Opportunity. Wegener developed the technology and equipment to launch one of the first new satellite networks devoted to distribution of high-definition signals to cable. Its technology processes digital signals for satellite transmission and places them on cable networks enabling consumers to watch programs on HDTV. Additionally, Wegener’s sophisticated technology captures digital signals broadcast by TV stations for insertion and use on cable channels.

Products Developed with Major Customers. Wegener developed its suite of new products in conjunction with and at the request of its major customers, who needed a complete end-to-end content distribution system to accommodate the convergence of multiple media, including both live broadcast and video-on-demand (“VOD”), with Internet Protocol.

Three Years in Development. In 2000, Wegener announced and began developing the iPUMP® family of digital storage products to help its customers better utilize satellite bandwidth and digital broadcast signals to provide their end-users with true multimedia functionality. The first of these full-featured products will begin shipping in the late summer or early fall of 2003 for current orders. Wegener will continue to develop, launch and ship additional products within the iPUMP®, MediaPlan®, COMPEL® and UNITY® product families.

Superior Technology. The importance of Wegener’s new family of iPUMP® products lies in their ability to combine multiple types of media (video, audio, Internet), allow networks to store, manage and customize such media, then replay it live or on demand. Wegener’s core technology allows networks to target and store this content digitally and allows users to access it at any time, not only when a broadcast is live. Wegener believes that its technology is the only end-to-end total solution for storing and effectively managing these networks and the digital content they distribute.

Glossary of Tender Offer Terms
1. What is a “tender offer”?
2. What is a Schedule TO (Tender Offer)?
3. What is a Schedule 14D-9?
4. What is the “expiration date”?

1.	What is a “tender offer”?

A tender offer is a public bid for stockholders to sell their stock. Typically, a tender offer is commenced when the offeror places a summary advertisement, or ‘tombstone,’ in a major national newspaper, and the offer to purchase is printed and mailed to the target company’s stockholders. A tender offer must comply with the rules and regulations of the SEC, which include certain minimum offering periods, withdrawal rights, manner of publication, and other requirements.

2.	What is a schedule TO (Tender Offer)?

The intended buyer’s (in this case Radyne) tender offer statement. This is the official legal document that describes the offer, and includes the “offer to purchase,” the document that is sent to stockholders. It is required to include, among other things, the target’s name; the number of shares sought and the price offered; any conditions attached to the offer; the background of any discussions or other contacts between the buyer and the target; the source and amount of funds the buyer has available for the purpose; the reasons the buyer is making the offer and what it proposes to do if it succeeds; and who is soliciting shares for the buyer.

3.	What is a Schedule 14D-9?

The target company’s (in this case Wegener) SEC filing in response to a tender offer. It is a description of the target Board’s recommendation concerning the offer. Whether the board advises stockholders to accept or reject, the company is required to file this schedule.

Wegener’s Schedule 14D-9 was filed on May 6, 2003 and is available at by clicking here.

4.     What is the “expiration date”?

The last date that the bidder will accept tendered shares. SEC rules require a 20-business day minimum period for acceptance. The bidder can extend the expiration date.

Radyne’s tender offer is currently set to expire on May 21, 2003.